SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, August 2006
Commission File Number 001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3300, 400 Third Avenue, SW, Calgary, Alberta, Canada T2P 4H2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the six month period ended June 30, 2006.
2	Management’s Discussion and Analysis for the six month period ended June 30, 2006.
3	CEO/CFO Certifications.
4	Press Release, dated August 15, 2006.
5	Press Release, dated August 16, 2006.

DOCUMENT 1

Canadian Superior Energy Inc.
Consolidated Balance Sheets
June 30, 2006
(Stated in thousands of dollars)

	June	December
	2006	2005
	(Unaudited)	(Audited)
Assets

Cash and short term investments	$6,804	$11,798
Accounts receivable	10,807	8,968
Prepaid expenses (Note 8)	1,664	774

	19,275	21,540

Nova Scotia offshore term deposits	14,421	14,421

Petroleum and natural gas properties (Note 5)	170,532	150,384

	$204,228	$186,345

Liabilities

Current
Accounts payable and accrued liabilities	$11,457	$15,754
Revolving production loan (Note 2)	11,010	12,851

	22,467	28,605

Convertible Preferred shares (Note 3)	14,610	0

Future income taxes	10,710	8,638

Asset retirement obligation	8,880	8,302

	56,667	45,545

Shareholders’ Equity
Share capital (Note 4)	139,585	135,815
Equity component of preferred shares (Note 4)	2,320	0
Contributed Surplus	7,383	6,391
Deficit	(1,727)	(1,406)

	147,561	140,800

	$204,228	$186,345

See accompanying notes to the consolidated financial statements

Canadian Superior Energy Inc.
Consolidated Statement of Income and Retained Earnings
(Unaudited)
(Stated in thousands of dollars except per share amounts)

	3 months	3 months	YTD	YTD
	June	June	June	June
	2006	2005	2006	2005
Revenue:
Oil and gas	$10,995	$10,969	$24,608	$21,243
Transportation	(156)	(161)	(346)	(315)
Royalties, net of royalty tax credit	(1,430)	(1,749)	(4,355)	(3,495)

	9,409	9,059	19,907	17,433

Expenses:
Production and operating	1,814	1,601	3,566	3,125
Depletion, accretion and amortization	5,919	4,886	11,849	9,837
Interest on bank debt	468	277	805	512
General and administrative	1,785	1,539	3,600	2,828
Stock based compensation	631	896	1,710	1,095

	10,617	9,199	21,530	17,397

Net income (loss) from operations	(1,208)	(140)	(1,623)	36

Interest and other income (expense)	(112)	77	39	152
Foreign exchange gain	685	0	685	0

Income (loss) before income taxes	(635)	(63)	(899)	188

Provision for income taxes (reduction)
- Future	(880)	(20)	(611)	68
- Capital	(9)	(56)	33	2

	(889)	(76)	(578)	70

Net income (loss)	254	13	(321)	118

Deficit at beginning of period	(1,981)	(4,357)	(1,406)	(4,462)

Deficit at end of period	$(1,727)	$(4,344)	$(1,727)	$(4,344)

Income per common share	$0.00	$0.00	($0.00)	$0.00

Diluted income per common share	$0.00	$0.00	($0.00)	$0.00

See accompanying notes to the consolidated financial statements

Canadian Superior Energy Inc.
Statement of Cash Flows
(Unaudited)
(Stated in thousands of dollars)

	3 months	3 months	YTD	YTD
	June	June	June	June
	2006	2005	2006	2005
Operating activities:
Net income (loss)	$254	$13	$(321)	$118
Add: items not requiring cash outlay Depletion, accretion and amortization	5,919	4,886	11,849	9,837
Future income taxes (reduction)	(880)	(20)	(611)	68
Stock based compensation expense	631	896	1,710	1,095
Foreign exchange gain	(685)	0	(685)	0
Acccretion expense for Preferred shares	102	0	160	0

Cash flow from operations	5,341	5,775	12,102	11,118

Net change in non-cash working capital	(5,742)	1,356	(6,954)	1,451

	(401)	7,131	5,148	12,569

Financing activities:
Issue of shares	1,940	203	5,735	278
Redemption of term deposits	0	48	0	48
Convertible preferred share issue	0	0	17,455	0
Increase (repayment) of revolving production loan	5,926	2,200	(1,841)	2,550

	7,866	2,451	21,349	2,876

Investing activities:
Exploration and development expenditures	(22,916)	(8,030)	(31,419)	(13,477)
Change in non-cash working capital	2,364	(1,158)	(72)	(1,957)

	(20,552)	(9,188)	(31,491)	(15,434)

Increase (decrease) in cash position for the period	(13,087)	394	(4,994)	11

Opening cash position	19,891	1,342	11,798	1,725

Closing cash position	$6,804	$1,736	$6,804	$1,736

Interest paid during period	$468	$277	$805	$512
Taxes Paid during period	$102	$0	$102	$0
See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands except per share amounts)
Note 1: Significant Accounting Policies
The interim financial statements of Canadian Superior Energy Inc. have been prepared by management in accordance with the accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2005.
Note 2: Revolving Production Loan
At June 30, 2006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25.0 million of which it had drawn $5.1 million. The facility bears interest at prime plus 1.0%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. On July 12, 2006, the Corporation signed an amending agreement with a Canadian chartered bank that increased our revolving production loan facility to $30.0 million. The amended facility bears interest at prime plus 0.5%. The facility expires, and is up for renewal on April 30, 2007.
Note 3: Convertible Preferred Shares
On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share.
Note 4: Share Capital
a)	Issued

The Corporation’s authorized share capital consisted of an unlimited number of common shares and preferred shares.

	Number	Amount

Common shares balance as at December 31, 2005	119,135	$135,650

Issued upon exercise of stock options	1,072	2,135
Issued for cash	1,000	2,376
Issue for settlement of a lawsuit	261	711
Issued for preferred share dividend	166	402
Issue costs, net of future tax reduction of $40,000	—	(93)
Issue of shares on exercise of warrants	375	938
Warrants exercised or expired		165
Tax effect on 2005 flow through share issue	—	(2,723)

Common shares balance as at June 30, 2006	122,009	$139,561

Preferred shares balance as at December 31, 2005	—	$0

Warrant equity on preferred shares	—	351
Conversion equity on preferred shares	—	1,969

Preferred shares balance as at June 30, 2006	—	2,320

b)	Purchase warrants issued

	Number	Amount

Balance as at December 31, 2005	2,750	165
Exercised	(375)	(22)
Expired	(2375)	(143)
Issued February 9, 2006	500	24

Balance as at June 30, 2006	500	24

Share Capital at June 30, 2006	—	141,905

On February 9, 2006, The Corporation completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units are exercisable until December 31, 2006 at an exercise price of $2.80 per Common Share.
c)	Stock options:

The Corporation has a stock option plan for its directors, employees and consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. An option’s maximum term is ten years.

	June 30, 2006		December 31, 2005
		Weighted		Weighted
	Number	Average	Number	Average
	of Options	Price	of Options	Price

Balance, beginning of period	9,488	$1.83	7,371	$1.66
Prior period option reinstatement	—	—	200	0.80
Forfeited	(311)	2.01	(613)	1.82
Exercised	(1,072)	1.32	(852)	1.22
Granted	1,628	2.47	3,382	2.11

Balance, end of period	9,733	$1.99	9,488	$1.83
A modified Black-Scholes option pricing model, with the following weighted average assumptions for the six months ended June 30 31, 2006, was used to estimate the fair value of options on the date of the grant, for inclusion as stock-based compensation expense. The fair value of the stock based compensation is amortized over the vesting period of the options.

Risk free interest rate (%)	4.00
Expected lives (years)	10
Expected volatility (%)	46-48
Dividend per share	0.00
The grant date weighted average fair value of options issued during 2006 was $1.58 per option.
Note 5: Petroleum and Natural Gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties and equipment (Dec 31, 2005)	$202,408	$15,394	$217,802
Less: accumulated depreciation, depletion and amortization	(67,418)	—	(67,418)

Balance December 31, 2005	$134,990	$15,394	$150,384

Additions to June 30, 2006	18,267	13,152	31,419

Asset Retirement Obligation	277	—	277

Less: accumulated depreciation, depletion amortization (net of accretion expense of $301,000)	(11,548)	—	(11,548)

Balance June 30, 2006	$141,986	$28,546	$170,532

At June 30, 2006, the Corporation has excluded $57,326,000 (2005 — $31,458,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $38.5 million (2005 — $15.4 million) relating to its interests in Trinidad and Tobago. General and administrative expenses totaling $3,805,000 (2005 — $2,590,000), that were directly related to exploration and development activities.

Note 6: Related Party Transactions
During the six months ended June 30, 2006, the Corporation paid $643,000 (2005 — $252,000) at commercial terms for aircraft and equipment rentals at commercial terms to companies controlled by an officer and directors of the Corporation.
Note 7: Risk Management
The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.
At June 30, 2006, the Corporation had no contracts in place.
During the first six months of 2006, the Corporation’s hedging activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.
Note 8: Subsequent Events
On July 12, 2006, the Corporation signed an amending loan agreement with a Canadian chartered bank that increased the revolving production loan facility to $30.0 million from $25.0 million. The amended facility bears interest at prime plus 0.5%. The facility expires, and is up for renewal on April 30, 2007.
In June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canadian Southern Petroleum Ltd.. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus $2.50 CDN. for each issued and outstanding share of Canada Southern Petroleum Ltd. On August 10, 2006, Canadian Superior amended the offer for Canadian Southern Petroleum Ltd. Under the amended offer, Canada Southern shareholders may elect to receive either (i) 2.0 shares of Canadian Superior, Cdn $2.50 cash and one Special Exchangeable Share for each Canada Southern share; or, (ii) Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s initial offer for Canada Southern.
Under the amended offer, the Special Exchangeable Shares will be special purpose shares whose value will be tied to the existing Canadian Arctic assets of Canada Southern. Each Special Exchangeable Share will be exchangeable into a separately tradable Arctic Royalty Trust Unit (“ART”). The ARTs will constitute trust units of a royalty trust to be established by Canadian Superior. Canadian Superior will create a net profits interest in favour of the holders of the ARTs equal to 25% (assuming all Common Shares are exchanged for Special Exchangeable Shares) of the net profits received from the production of natural gas from Canada Southern’s interest in the Canadian Arctic. Canada Southern has stated that its best estimate of the size of its discovered marketable natural gas resource in the Canadian Arctic is 927 bcfe, net to Canada Southern. At June 30, 2006, the Company had paid $695,000 in relation to this offer which has been included in prepaid expenses on the balance sheet.

DOCUMENT 2

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the six months ended June 30, 2006, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 contained in the 2005 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first six months of 2006 and the second quarter of 2006 compared with the same periods in 2005 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.
     Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.
     The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.
This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.
Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.
Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.
NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)
Three months ended June 30	2006	2005	% change	2006	2005	% change
Gross revenue	$10,995	$10,969	0	$45.05	$49.18	(8)
Transportation	156	161	(3)	0.64	0.72	(11)
Revenue	10,839	10,808	0	44.41	48.46	(8)
Royalties, net of ARTC	1,430	1,749	(18)	5.86	7.84	(25)
Production and operating expenses	1,814	1,601	13	7.43	7.18	4

Operating Netback	7,595	7,458	2	31.12	33.44	(7)
General and administrative expenses	1,785	1,539	16	7.31	6.90	6
Interest and other expense (income)	(207)	200	(204)	(0.85)	0.90	(195)
Foreign exchange gain	(685)	0	n/a	(2.81)	0.00	n/a
Large Corporations Tax	(9)	(56)	(84)	(0.04)	(0.25)	(85)

Cash Flow from Operations	5,341	5,775	(8)	21.88	25.89	(15)
Depletion and amortization	5,919	4,886	21	24.25	21.91	11
Accretion expense for preferred shares	102	0	n/a	0.42	0.00	n/a
Foreign exchange gain	685	0	n/a	2.81	0.00	n.a
Future income tax (recovery)	(880)	(20)	4,300	(3.61)	(0.09)	3,921
Stock compensation expense	631	896	(30)	2.59	4.02	(36)

Net income (loss)	$254	$13	1,854	$1.04	$0.06	1,685

	($000’s)			($ per boe)
Six months ended June 30	2006	2005	% change	2006	2005	% change

Gross revenue	$24,608	$21,243	16	$48.82	$48.28	1
Transportation	346	315	10	0.69	0.72	(4)

Revenue	24,262	20,928	16	48.14	47.57	1
Royalties, net of ARTC	4,355	3,495	25	8.64	7.94	9
Production and operating expenses	3,566	3,125	14	7.07	7.10	0

Operating Netback	16,341	14,308	14	32.42	32.51	0
General and administrative expenses	3,600	2,828	27	7.14	6.42	11
Interest and other expense (income)	(79)	360	(122)	(0.16)	0.82	(119)
Foreign exchange gain	(685)	0	n/a	(1.36)	0.00	n/a
Large Corporations Tax	33	2	1,550	0.07	0.00	1,340

Cash Flow from Operations	12,787	11,118	15	25.37	25.27	0
Depletion and amortization	11,849	9,837	20	23.51	22.36	5
Accretion expense for preferred shares	160	0	n/a	0.32	0.00	n/a
Foreign exchange gain	685	0	n/a	1.36	0.00	n/a
Future income tax (recovery)	(611)	68	(999)	(1.21)	0.15	(884)
Stock compensation expense	1,710	1,095	56	3.39	2.49	36

Net income (loss)	$(321)	$118	(372)	$(0.64)	$0.27	(337)

The Corporation recorded a net income of 0.3 million (0.00 per share) during the second quarter of 2006, up from second quarter of 2005 earnings of $0.01 million. For the six months, the Corporation posted a net loss of $0.3 million (0.00 per share) down 372% compared to a net income of $0.1 million (0.00 income per share) over 2005.
Cash flow from operations for the second quarter decreased 8% to $5.3 million from $5.8 million recorded in 2005. For the first half, cash flow of $12.1 million was up 9% from 2005 cash flow of $11.1 million. Increased product volumes were the primary contributor to the cash flow increase, in spite of poor performance of natural gas in the second quarter. These increases were achieved by Exploration and Development drilling with no production acquisitions, in spite of this temporary deduction in natural gas commodity pricing.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended		Six Months Ended
	June 30		June 30
Natural Gas	2006	2005	2006	2005
Average Daily Production (mcf/d)	12,674	11,375	13,124	11,235
Average Sales Price ($/mcf)	$6.31	$7.66	$7.31	$7.62
Natural Gas Revenue net of transportation ($000’s)	$7,273	$7,929	$17,374	$15,503

Oil & NGLs
Average Daily Production (bbl/d)	570	555	597	558
Average Net Sales Price ($/bbl)	$68.78	$57.01	$63.71	$53.67
Oil & NGLs Revenue net of transportation ($000’s)	$3,566	$2,879	$6.888	$5,425

Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,682	2,451	2,785	2,431
Average Sales Price ($/boe)	$44.41	$48.46	$48.14	$47.57
Total Oil & Gas Revenue net of transportation ($000’s)	$10,839	$10,808	$24,262	$20,928
Daily production for the second quarter of 2006 averaged 2,682 boe/d which was up 9% from 2005 production of 2,451 boe/d. Average daily production for the first half of 2006, increased to 2,785 boe/d, up from 2,431 boe/d recorded in 2005. The major reason for the increase was the Corporations drilling successes, including being able to bring more coal bed methane production on-stream in late 205 and early 2006.
Oil and gas revenue, net of transportation costs of $156,000, during the second quarter of 2006 of $10.8 million was even with 2005 second quarter revenue which was caused by the combination of increased production in the quarter offset by lower second quarter product prices. Also, second quarter production was reduced by a plant turnaround at our Drumheller facility during June 2006. For the first half of 2006, oil and gas revenues, net of transportation costs of $346,000, of $24.3 million were 16% higher than 2005 revenues of $20.9 million. The revenue increases are due to increased production volumes as well as marginally higher average prices. The average sales price net of transportation costs for the second quarter of 2006 was $44.41/boe ($6.31/mcf for natural gas and $68.78/bbl for oil and NGLs) down 8% from $48.46/boe in 2005 ($7.66/mcf for natural gas and $57.01/bbl for oil and NGLs). Average sales prices net of transportation costs for the six months averaged $48.14/boe ($7.31/mcf for natural gas and $63.71/bbl for oil and NGLs) up marginally from $47.57/boe recorded in 2005 ($7.62/mcf for natural gas and $53.67/bbl for oil and NGLs). Gas volumes of 12,674 mcf/d during the second quarter increased 10% compared to 11,375 mcf/d in the same period in 2005, while oil and NGL volumes were up slightly to 570 bbls per day an average of 555 bbls per day produced in 2005. 2006 six month average gas volumes of 13,124 mcf/d were up 17% from 11,235 mcf/day recorded over the same period in 2005 while oil volumes of 597 bbls/d for the year were up 7% from 2005 sales of 558 bbls/d
HEDGING
The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2006 activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.
The Corporation has no contracts in place subsequent to June 30, 2006.
ROYALTIES
Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the second quarter of 2006 of $1.4 million, are down 18 percent from $1.7 million recorded in 2005. This decrease results from lower product prices receives during the quarter. For the first half of 2006, royalties, net of the Alberta Royalty Tax Credit of $250,000, were $4.4 million, up 26% from $3.5 million recorded in 2005. Increased product prices and production volumes were the main contributor to higher royalties in 2006. The average royalty rate for the second quarter of 2006 was 13.1% of total revenues compared to 2005 royalties of 16.2%. The average royalty rate for the first half of 2006 was 17.9% of total revenues, compared to 2005 crown royalty rate of 16.7%.
PRODUCTION AND OPERATING EXPENSES
Second quarter production and operating expenses of $1.8 million were up 16% from second quarter 2005 expenses of $1.5 million. Production and operating expenses for the first half of 2006 of $3.6 million were up 14% from 2005 expenditures of $3.1 million. On a boe basis, second quarter 2006 production and operating expenses of 7.43/boe, were up 4 percent from $7.18/boe recorded for the same period in 2005 while six month production and operating expenses of $7.07/boe was down slightly from the 2005 rate of $7.10/boe.
GENERAL AND ADMINISTRATIVE EXPENSES
During the second quarter of 2006, G&A charges of $1.8 million were up 16% from second quarter 2005 G&A charges of $1.5 million. For the first half, G&A charges of $3.6 million were up 27% from $2.8 million recorded in 2005. On a unit of production basis, G&A expenses for the quarter were $7.31 per boe for 2006 up 6% from $6.90 per boe recorded in 2005, while six month expenses of $7.14 per boe were up 11% from $6.43 recorded in 2005. The main reason for the raise in general and administrative costs is an increase in insurance costs, bank re-financing fees and an increase in staffing requirements, including staffing and opening our Trinidad office
STOCK BASED COMPENSATION EXPENSE
In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2005. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2005. The Corporation recorded $0.6 million in stock based compensation expense in the second quarter of 2006, down 30% from $0.9 million in 2005. Stock based compensation for the first half of 2006 was $1.7 million which was up 56% from $1.1 reported in 2005.
INTEREST AND OTHER EXPENSE (INCOME)
During the second quarter of 2006 the Corporation incurred $207,000 in interest and other income compared to $200,000 in expenses in 2005. The income in 2006 was the result of favorable foreign currency translations. For the half, the Corporation generated $79,000 in interest and other income, from $360,000 expenses incurred in 2005. At the end of the half the Corporation had a drawn balance of $11.0 million on a $25.0 million revolving loan production facility.
FOREIGN EXCHANGE
During the second quarter of 2006, the Company recorded a $685,000 foreign exchange gain resulting from the issuance of the convertible preferred shares in the first quarter of the year. There was no comparable transaction recorded in 2005.
DEPLETION AND AMORTIZATION
Depletion and amortization expense for the second quarter of 2006 totaled $5.9 million, up 21% from $4.9 million recorded in 2005. For the half, depletion and amortization expense totaled $11.8 million, up 20% from $9.8 million recorded in 2005. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.
TAXES
Effective January 1, 2006, the Federal Large Corporation tax has been eliminated from Corporate tax requirements. The Corporation however is responsible for the Nova Scotia Large Corporation tax which was under accrued in 2005, and therefore recorded in 2006. A Future income tax credit of $611,000 was recorded in 2006 to adjust for the lower tax rates ratified in the 2006 Federal budget.

CAPITAL EXPENDITURES

	Three Months Ended			Six Months Ended
	June 30%			June 30%
($000’s)	2006	2005	change	2006	2005	change
Acquisition/(Disposition)	$31	$17	85	$51	$(458)	(111)
Exploration & Development	19,175	5,187	270	23,015	9,236	(149)
Plants & Facilities & Pipelines	1,233	1,065	16	2,582	1,235	109
Land & Lease	652	438	49	1,966	2,590	125
Capitalized expenses	1,825	1,322	38	3,805	874	47

	$22,916	$8,029	185	$31,419	$13,477	133

During the second quarter of 2006, the Corporation incurred $22.9 million of capital expenditures compared to $8.0 million spent in 2005. For the half, capital expenditures totaled $31.4 million compared to $13.5 million recorded during the same period in 2005. Increased spending in 2006 is largely attributable to expenditures required to secure the rig for drilling our Trinidad and Tobago prospect later this year.
SUMMARY OF QUARTERLY RESULTS
($000’s except production amounts)

	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04
Production
Oil bbls/d	570	625	705	647	555	562	691	653
Gas mcf/d	12,674	13,580	13,489	12,345	11,375	11,092	12,209	10,490
Boe bbls/d	2,682	2,889	2,953	2,705	2,451	2,411	2,726	2,401

Revenue	10,839	13,423	18,635	14,982	10,808	10,120	11,014	9,282
Net income (loss)	254	(575)	1,443	1,495	13	105	280	(2,267)
Income (loss) per share	0.00	0.00	0.01	0.01	0.00	0.00	(0.00)	(0.02)
Cash flow from operations	5,341	6,761	10,344	8,871	5,775	5,343	5,968	4,526
LIQUIDITY AND CAPITAL RESOURCES
At June 30, 20062006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25.0 million of which it had drawn $11.0 million. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal on April 30, 2006. At March 31, 2006, $5.1 million was outstanding on the facility. The Corporation currently has Cash deposits of $6.8 million available for corporate purposes. In addition to the $6.8 million of available cash currently on hand, the Corporation has $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc.. The Warrants comprising part of the Units are exercisable for a period of thirty (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the convertible preferred share, the Corporation has a long term liability in the amount of $15.2 million
On July 12, 2006, the Corporation signed an amending loan agreement with a Canadian chartered bank that increased the revolving production loan facility to $30.0 million from $25.0 million. The amended facility bears interest at prime plus 0.5%. The facility expires, and is up for renewal on April 30, 2007
The Corporation’s 2006 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred
During June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canadian Southern Petroleum Ltd.. Canadian Superior offered 2.75 common shares of Canadian Superior Energy Inc. plus $2.50 CDN. for each issued and outstanding share of Canada Southern Petroleum Ltd. On July 17, 2006, Canadian Superior revised the offer for Canadian Southern Petroleum Ltd. to 2.0 Canadian Superior shares, $2.50 Cdn. cash and a 25% net profit intere3st in Canadian Southern’s approximately 927 bcfe of natural gas being the estimated net amount of natural gas Canadian Southern attributes to it’s interest in the Canadian Arctic Islands.
The Company has arranged financing for the offer through both bank and third party financing guarantees.
BUSINESS RISKS
Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.
At June 30, 2006, the Corporation had $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

DOCUMENT 3

Form 52-109F2 – Certification of Interim Filings
I, Gregory S. Noval, Chief Executive Officer of Canadian Superior Energy Inc. certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Superior Energy Inc., (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

/s/ Gregory S. Noval

Gregory S. Noval
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings
I, Ross A. Jones, Chief Financial Officer of Canadian Superior Energy Inc. certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Superior Energy Inc., (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

/s/ Ross A. Jones

Ross A. Jones
Chief Financial Officer

DOCUMENT 4

For Immediate Release	August 15, 2006
CANADIAN SUPERIOR ENERGY INC. ANNOUNCES
2006 SECOND QUARTER OPERATING RESULTS
CALGARY, ALBERTA—(CCNMatthews – August 15, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today its 2006 Second Quarter and First Half 2006 operating results.
The following are excerpts from the “Message to Shareholders” in Canadian Superior’s 2006 Second Quarter Report which can be reviewed in its entirety on Canadian Superior’s website www.cansup.com by following the “FINANCIAL STATEMENTS” link near the top left of its home page.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.
MESSAGE TO SHAREHOLDERS
It is a pleasure to present to you Canadian Superior Energy Inc.’s (“Canadian Superior’s“) 2006 Second Quarter and 2006 First Half operating results. Our strategic corporate objective is to remain focused on adding shareholder value with high impact offshore exploration, combined with growing cash flow and Western Canadian production and financial discipline. We are pleased to report that in the First Half of 2006 our average daily production, oil and gas revenues and cash flow from operations have all increased over the same period in 2005, in spite of ongoing equipment shortages, a particularly wet June and the decline in the price for natural gas experienced in the 2nd quarter of 2006; although, the 2nd quarter was not as strong as expected for these reasons. Current daily production has increased to over 3,200 boe/d with further gains expected upon tie-in of several additional successful conventional oil and gas wells, as well as over 25 non-operated Coal Bed Methane (“CBM”) wells that will be tied-in by year-end. We expect this year and the next several years will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our high impact exploration drilling program commencing offshore Trinidad later this year, complemented by our Offshore Nova Scotia, Canada activities and our solid progress in Western Canada.
2006 First Half Highlights include:
•	On March 19, 2006, we contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller — Maersk A/S (“Maersk”), (OMX: MAERSK B), of Copenhagen, Denmark, one of the world’s largest offshore drilling and shipping companies, and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE: SNP), the 3rd largest company in China, for a firm multi-well drilling contract to drill two Company operated back-to-

back wells on our “Intrepid” Block 5(c) offshore Trinidad commencing drilling on the first of these wells later in 2006.

•	Revenues in the First Half 2006 of $24.3 million, up 16% compared to the First Half 2005; despite a decline in natural gas prices in the 2nd quarter of 2006 (off 18%), which was the primary reason for revenues in the 2nd quarter remaining level when compared to the same period in 2005.

•	Cash Flow from Operations in the First Half 2006 of $12.1 million, up 9% compared to the First Half 2005. Cash Flow in the 2nd quarter was down 8% compared to the same period in 2005 for the reasons previously given.

•	Average Daily Production in the First Half 2006 of 2,785 boe/d, up 15% compared to the First Half 2005; and up 9% in Q2 to an average of 2,682 boe/d compared to 2005.

•	Average Daily Production, to date, in August 2006 has climbed to an estimated 3,200 boe/d due to our ongoing drilling success and we have several additional successful conventional oil and gas wells awaiting tie-in, as well as over 25 non-operated Coal Bed Methane (“CBM”) wells that are to be tied-in by year-end
TRINIDAD AND TOBAGO
Offshore Trinidad is one of the most coveted oil and gas basins in the world today and we are very excited about commencing drilling on our “Intrepid” Block 5(c) (Please see Map, lower page 3) later this year. Offshore Trinidad is a “World Class” basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in the Columbus Basin, as well as having well developed, and developing LNG facilities and capacity, and ready access to international markets. 80% of North America’s LNG is supplied from Trinidad, and some of the largest producing wells in the world are located offshore Trinidad close to our acreage (Please see Maps, pages 2 and 3).
Our 80,041 acre offshore “Intrepid” Block 5(c) is located about 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150m to 450m (500 to 1,500 feet). All wells in Block 5(c) will be drilled from a semi-submersible drilling rig, with the first two wells being drilled in water depths of approximately 245m (800 feet). In March 2006 the Corporation entered into firm multi-well drilling contract 100% on its own, at a very attractive rate, for the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller — Maersk A/S (“Maersk”), of Copenhagen, Denmark and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China to drill two Company operated exploration wells on Canadian Superior’s “Intrepid” Block 5(c) offshore Trinidad. (Please see Kan Tan IV picture, upper page 4).
These two firm Company operated back-to-back wells will evaluate two large separate potential hydrocarbon bearing structures that have been delineated by extensive 3D seismic (Please see lower Map & lower Figure, pages 3 & 4) that Canadian Superior has evaluated, with the first well of the two back-to-back wells to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas. The refurbishment is taking longer than originally expected and is currently scheduled for completion in early November. Once the refurbishment is complete, the drilling rig will undergo its acceptance testing and then it will be towed to a harbour in Trinidad and then directly to Canadian Superior’s first Block 5(c) well site with commencement of drilling scheduled prior to year-end. Each of these offshore exploration wells will be High Pressure (“HP”) wells and will be drilled to a depth in excess of 5,000+ m (16,400+ feet) and each is expected to take between 80 – 100 days to drill and evaluate. This drilling program will take approximately 160 to 200 days to complete; with the results of the first well known after about 80 – 100 days into the drilling program.
To assist Canadian Superior in going forward with its drilling in Trinidad, the Corporation has entered into a participation agreement with a non-competitive industry financial partner Challenger Energy Corp. (“Challenger”), (TSX.V: CHA). Challenger will participate on a promoted basis paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s revenue share of these prospects.
We have been working to finalize engineering and procurement, to facilitate drilling on these exciting plays, as well as progressing the geophysics and regulatory permitting. This has included the procurement and purchase of long lead tangible items (pipe, wellheads, etc.) that are on the critical path and various related drilling services and also the finalization of the staffing plan for the drilling program. We are pleased to report that solid progress is being made in all disciplines and expect to commence drilling in a few short months from now, as outlined above.
In addition, in Trinidad and Tobago, we continued to prepare for the first phase of operations on our Mayaro/Guayaguayare (M/G) “Tradewinds” project (Please see Map, upper page 3), a joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). This joint venture encompasses securing two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where we have the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend. On the M/G Block Land, the Corporation is working on the design of a seismic program to evaluate the near-shore block and is planning this program to be shot in the near future where we intend to drill 2 offshore wells, which will result in Canadian Superior drilling at least five new offshore wells over the next 36 months off the east coast of Trinidad on our extensive strategic lands (3 or more on “Intrepid” and 2 or more on “M/G”).
OFFSHORE NOVA SCOTIA, CANADA
Canadian Superior is one of the few active operators involved in all three main play types in the basin and is the public company holding the largest offshore exploration acreage holdings offshore Nova Scotia with 100% interests in six exploration licences totaling 1,293,946 acres (Please see the Chart & Map, page 5). Five of these licences are in the Sable Island area which is a very important source of natural gas supply to the North Eastern United States.
Canadian Superior has proven that it has the geological and technical experience and capability to evaluate, drill and operate some of the most complex and technically challenging wells in the world, whether offshore Nova Scotia or in Trinidad and Tobago. Further drilling is planned by Canadian Superior Offshore Nova Scotia, off the East Coast of Canada on our “Mariner” Block where front end geological and geophysical analysis is complete.
The “Mariner” Project lands are located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, encompassing an offshore area of 101,800 acres (100% Canadian Superior), and directly offsets five significant discoveries near Sable Island, including ExxonMobil’s Venture natural gas field. The first exploration well, “Mariner” I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004). Two new prospective locations have been identified (Please see Map, upper page 6), geohazard well site survey work has been completed and the necessary environmental approvals are in place to progress additional drilling on “Mariner”. We are also planning to proceed later this year or early next year with another well on one of these locations where we are currently working on finalizing partners for this well.
In addition to Canadian Superior’s “Mariner” exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near our Abenaki Reef “Marquis” 100% prospects. Our “Marquis Project” lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries. We also have identified several other large Cretaceous and Jurassic prospects on our 100% “Marauder” and 100% “Marconi” exploration lands which cover an additional 371,000 acres offshore Nova Scotia, offsetting the Sable Island area, and the Corporation has initiated the environmental impact assessment work required prior to conducting further planned high resolution seismic surveys and exploration drilling on these properties (Please see Map, page 6).
Canadian Superior also has a prime deepwater block, the “Mayflower” exploration licence, which covers approximately 712,000 acres. Mapping to date indicates the presence of five sizeable deepwater prospects on this block. These large prospects are structural and are typically formed by mobile salt tectonics (Please see Map & Figure, lower page 6 and upper page 7). We are planning to proceed in due course with a high resolution seismic program over the “Mayflower” block to further define targeted structures to enable future drilling, and to extend this licence by drilling our next “Mariner” well, as discussed in previous reports.
WESTERN CANADA
The Corporation continues its successful Western Canada program despite the very rainy June that slowed activity down in the Province of Alberta. Currently, the Corporation derives all of its production and cash flow from Western Canada, with about 90% of the Corporation’s production coming from the Drumheller area, where the Corporation remains focused with continued growth through the drill bit. Also, a more emphasized focus is being given to the Boundary Lake area and surrounding properties such as Giroux Lake and Teepee (Please see Map, page 8) where we have had recent success.
During the second quarter of 2006, the Corporation drilled or participated in 17 gross (6.33 net) wells which included 3 gross (2.70 net) operated wells and 14 gross (3.63 net) non-operated wells. All the wells drilled in the second quarter were drilled in the Drumheller area and are a mix of conventional and CBM wells. Three out of the six operated wells drilled in the first quarter have been tied-in (two await final tie-in and a third is waiting on a commingling application). Of the three second quarter operated wells, two are tied-in and a third is waiting for pooling. Average Daily Production, to date, in August 2006 has climbed to an estimated 3,200 boe/d; and as noted, we have several additional successful conventional oil and gas wells to bring onto production, as well as over 25 non-operated Coal Bed Methane (“CBM”) wells that are to be tied-in by year-end.
The land picture for Canadian Superior continues to be steady as the Corporation drills and makes strategic land sale acquisitions in both the Drumheller area and in northwestern Alberta. As of June 30, 2006 the Corporation held 271,789 gross acres (188,270 net acres) of predominately Canadian Superior operated high working interest lands (working interest of approximately 70%). Of these total land holdings, the Corporation holds a good mix of developed and undeveloped lands, with the undeveloped area providing a solid 136,864 gross acres (112,363 net acres).
DRUMHELLER
The Drumheller area is located in Southern Alberta about 60 miles N.E. of Calgary. It is a year round access area with a very well developed oil and gas infrastructure. The area holds both oil and gas resources in a multitude of geological horizons of both conventional and non-conventional nature. The Corporation holds 177,995 gross acres (115,489 net acres) of land in this area with 40% of this still to be developed (Please see Map, page 9). All of Canadian Superior’s drilling activity (operated and non-operated) in the second quarter was undertaken in our Drumheller core area. The Corporation continues to expand its 3D seismic library, having just recently participated in a 34 square kilometer survey in the eastern part of this area and initiated and completed a second 20 square kilometer survey in the second quarter. Drilling success in this area, which runs well over 90% for the Corporation, is attributed to the marriage of sound geological understanding and implementation of this 3D technology.
Conventional Oil & Gas
In 2006 the Corporation plans on drilling 25-30 conventional wells in the Drumheller area. With early break up and above normal rainfall in June, the well count at the end of the second quarter was at 8 gross wells. However, an additional 10 gross wells are scheduled for drilling in the third quarter, 5 already drilled, putting the Corporation on track for the projected year-end total. The Corporation continues to target the Mannville section and enjoys an enviable success rate for the area.
Coal Bed Methane
Coal bed methane is recognized as an important emerging play now available to the Canadian oil and gas industry and the Corporation’s successful CBM wells and gas gathering project has allowed significant Proven and Proven plus Probable Reserves to be added to the Corporation’s reserve base. The Drumheller area is near the heart of recent coal bed methane (CBM) development in Western Canada where Canadian Superior is fortunate to have a concentrated high working interest land position with significant land holdings in both the Horseshoe Canyon and Mannville stratigraphic zones (Please see Map, page 10).
Canadian Superior’s current activity in CBM is centered on the Horseshoe Canyon in which the Corporation drilled or participated in 26 wells in the first half of the year. All of these wells were successful and the Corporation will continue to develop these assets in 2006. Canadian Superior holds 157 gross (81 net) sections of Horseshoe Canyon rights. These coals contain dry gas and produce little or no water. The Corporation plans to drill or participate in up to 40 Horseshoe Canyon wells in 2006.
An additional resource, currently untapped, that exists in the Drumheller area is the Mannville coals. These coals are buried deeper than the Horseshoe Canyon coals and consequently have higher pressures and larger resource potential associated with them. The Corporation is well positioned with 42 gross (41 net) sections of land in the Mannville CBM fairway. Drilling for these coals would include horizontal drilling techniques. Plans for development of Mannville CBM by Canadian Superior will be measured until the reserve and production parameters are better defined.
WINDFALL/PINE CREEK/GIROUX LAKE
Canadian Superior drilled or participated in two wells in the Windfall area in 2005. Both these wells were successful and have been tied-in. Both wells are producing between 500-750 mcf/d. Building on these successes, the Corporation is planning a fall/winter seismic shoot in the Giroux area (rescheduled due to wet weather and increased activity in Boundary Lake) and carries two budgeted locations in the Windfall/Pine Creek/Giroux area. The Corporation continues to look at this higher reward-medium risk area with a view towards further expansion, using its current land base as a nucleus.
BOUNDARY LAKE/CECIL/TEEPEE
The Boundary Lake area continues to gain momentum for exploration activity for Canadian Superior. This area is a high reward-medium risk area that has multi-zone potential and year round access. Resource size in the area typically runs 2-5 Bcf with initial production rates of 1-4 mmcf/d. As noted in the first quarter report, Canadian Superior was waiting on results of tests of a Boundary Lake well. This testing has been completed and the well is currently being tied-in. The Corporation also drilled a second well in the East Boundary area in the early part of Q3. This well was cased and is awaiting completion. Again, several zones were encountered and preliminary results will not be available until later in the third quarter. A four section land transaction is also pending the results of this well.
Two 3D seismic programs are also slated for the Boundary Lake and the Cecil area. The Boundary Lake 3D will be 72 square kilometers in size and permitting was started early third quarter. The Cecil 3D will be up to 28 square kilometers depending on current land status and final design considerations. The Corporation has also been active in posting land in the general vicinity and continues to build its land base in this emerging area.
EAST LADYFERN
Shallow zones of the Cretaceous in the East Ladyfern area show promise. The Corporation (with its partner) completed the 12-27-91-11W6 and the 1-26-91-11W6 well bores and drilled a new shallow location in the first quarter of 2006. Test results are still pending, but with success in these non-sour lower cost zones, the needed infrastructure may be brought into the area and allow economic tie-ins of the Slave Point gas in this area at a later date.
THE FOOTHILLS OF ALBERTA WEST OF THE 5TH MERIDIAN
Canadian Superior is also focusing its exploration in Western Canada towards the foothills of Alberta, Canada. This area represents an area of high risk — high reward exploration and production with year round access. In this area, well reserves can range to over 10 Bcf/well with associated natural gas liquids and can produce at rates of over 5-10 mmcf/d. Land strategies for this area include crown sales, rental of freehold acreage and potential farm-ins or joint ventures.
FINANCIAL HIGHLIGHTS
The Corporation recorded a net income of $0.3 million ($0.00 per share) during the second quarter of 2006, up from second quarter of 2005 earnings of $0.01 million. For the six months, the Corporation posted a net loss of $0.3 million ($0.00 per share) down from a net income of $0.1 million ($0.00 income per share) for the first six months of 2005.
Cash flow from operations for the second quarter decreased 8% to $5.3 million from $5.8 million recorded in 2005; although, for the first half, cash flow of $12.1 million was up 9% from a 2005 cash flow of $11.1 million. Increased product volumes were the primary contributor to the cash flow increases, in spite of reduced price performance of natural gas in the second quarter. These increases were achieved by Exploration and Development drilling without production acquisitions, in spite of this decline in natural gas commodity pricing.

Daily production for the second quarter of 2006 averaged 2,682 boe/d which was up 9% from 2005 production of 2,451 boe/d for the same period. Average Daily Production for the First Half of 2006, increased to 2,785 boe/d, up 15% from the 2,431 boe/d recorded in the first half of 2005. The major reason for the increase was the Corporation’s ongoing drilling success; including being able to bring more coal bed methane production on-stream in late 2005 and 2006. Average Daily Production, to date, in August 2006 has climbed to an estimated 3,200 boe/d; and as noted previously, we have several additional successful conventional oil and gas wells to bring onto production, as well as over 25 non-operated Coal Bed Methane (“CBM”) wells that are to be tied-in by year-end.
Oil and gas revenue, net of transportation costs of $156,000, during the second quarter of 2006 of $10.8 million was even with 2005 second quarter revenue which was caused by the combination of increased production in the quarter offset by lower second quarter product prices. Also, second quarter sales were reduced during a plant turnaround (i.e. shut down for maintenance) at our Drumheller facility during June 2006. For the first half of 2006, oil and gas revenues, net of transportation costs of $346,000, of $24.3 million were 16% higher than 2005 revenues of $20.9 million. The revenue increases are due to increased production volumes as well as marginally higher average prices. The average sales price net of transportation costs for the second quarter of 2006 was $44.41/boe ($6.31/mcf for natural gas and $68.78/bbl for oil and NGLs) down 8% from $48.46/boe in 2005 ($7.66/mcf for natural gas and $57.01/bbl for oil and NGLs). Average sales prices net of transportation costs for the six months averaged $48.14/boe ($7.31/mcf for natural gas and $63.71/bbl for oil and NGLs) up marginally from $47.57/boe recorded in 2005 ($7.62/mcf for natural gas and $53.67/bbl for oil and NGLs). Gas volumes of 12,674 mcf/d during the second quarter increased 10% compared to 11,375 mcf/d in the same period in 2005, while oil and NGL volumes were up slightly to 570 bbls/d from an average of 555 bbls/d produced in 2005. 2006 six month average gas volumes of 13,124 mcf/d were up 17% from 11,235 mcf/d recorded over the same period in 2005 while oil volumes of 597 bbls/d for the year were up 7% from 2005 sales of 558 bbls/d.
CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT
Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve our corporate strategy and objectives. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence.
In Western Canada, Canadian Superior is a sponsor of a number of urban and rural communities, charitable organizations and sponsorships. These include the Corporation’s continuing support of a major cancer research project in Alberta. Also, the Corporation is a major sponsor of 4H on Parade, one of the largest rural youth agricultural shows in North America, and the Calgary Stampede, “The Largest Outdoor Show On Earth”.
We intend to actively continue with support for community and charitable programs and initiatives in our areas of operation. In both Trinidad and Tobago and in Nova Scotia, Canada, Canadian Superior’s contributions include supporting education and training, as well as oil and gas related research and development activities, for students enrolled in undergraduate education programs. As well, the Corporation continues to provide support to various charitable organizations in its areas of operation.
OUTLOOK – 2006 and Longer Term
In 2006 we continue to build on the hard work and solid foundation the Corporation has developed over the past several years. We are very excited about the future and how well Canadian Superior is positioned to grow shareholder value through the “drill-bit” in Canada and in Trinidad and Tobago. Our strategic corporate objective, as detailed in our 2006 1st Quarter Report, remains to continue to focus on high impact offshore exploration combined with growing cash flow and Western Canadian production while adding shareholder value and continuing to grow with financial discipline by:
•	Focusing on our Drumheller core production area in Western Canada.

•	Taking full advantage of our evolving exciting Western Canadian Coal Bed Methane (“CBM”) opportunities.

•	Continuing forward expeditiously with (1) drilling Offshore Trinidad and Tobago, and (2) also going forward in due course with further drilling Offshore Nova Scotia.

•	Maintaining high working interest operated positions on our high impact offshore plays, focusing on maintaining a strong balance sheet.

•	Continuing to build on our tremendous strengths and opportunities with our strong team of experienced management and personnel.

•	Continuing to focus on increasing value to our shareholders successfully through the “drill-bit” like during the past year.

•	Keeping a watchful eye open for strategic acquisitions that do arise from time to time.
In closing, with regard to our recent takeover bidding for Canada Southern Petroleum Ltd. (“Canada Southern”), Canadian Superior is of the view that for existing Canadian Superior shareholders the acquisition of Canada Southern would mean an approximately 30% increase in average daily production together with an expanded Western Canada asset base and the additional upside created for Canadian Superior shareholders with Canada Southern’s Arctic resource potential.
For Canada Southern shareholders, Canadian Superior is of the view that its amended offer provides Canada Southern shareholders, in addition to the cash component of the offer, with the unique opportunity to participate with Canadian Superior through a business combination that will result (assuming all of the Canada Southern common shares are acquired) in Canada Southern shareholders owning approximately 20% of the combined entity on an accretive basis that would have an expanded Western Canadian production base and at the same time would provide Canada Southern shareholders with the opportunity to participate with Canadian Superior in one of the largest natural gas plays in the world slated for multi-well drilling by Canadian Superior to commence later this year in Trinidad and Tobago with the additional upside created by the Arctic Royalty Trust.
Independent of this potential acquisition, we see the next several years will be very exciting and rewarding for Canadian Superior and our shareholders, especially in light of our high impact exploration drilling program commencing offshore Trinidad, complemented by Offshore Nova Scotia and our solid prospects in Western Canada. We appreciate your past support as shareholders and your continued support.
Respectfully submitted on behalf of the Management, Staff and Directors of Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
per

M. E. (Mike) Coolen
President and Chief Operating Officer
August 14, 2006

HIGHLIGHTS
The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

	Three Months Ended			Six Months Ended
		June 30%			June 30%
	2006	2005	Change	2006	2005	Change

Financial:
($000’s except per share amount)
Oil and gas revenues ( net of transportation)	$10,839	$10,808	0%	$24,262	$20,928	16%
Cash flow from operations	$5,341	$5,775	-8%	$12,102	$11,118	9%
Per Share	$0.04	$0.05	-25%	$0.10	$0.10	0%
Net earnings (loss)	$254	$13	n/a	$(321)	$118	n/a
Per Share	$0.00	$0.00	0%	$(0.00)	$0.00	0%
Capital expenditures	$22,916	$8,029	185%	$31,419	$13,477	133%
Net debt including working capital	$17,802	$15,413	15%	$17,802	$15,413	12%
Weighted average common shares outstanding	121,652	110,000	11%	120,813	109,913	10%

Production and Pricing:

Natural Gas
Average daily Production (mcf/d)	12,674	11,375	11%	13,124	11,235	17%
Average Sales Price ($/mcf)	$6.31	$7.66	-18%	$7.31	$7.62	-4%
Oil & NGLs
Average Daily Production (bbls/d)	570	555	3%	597	558	7%
Average Sales ($/bbl)	$68.78	$57.01	21%	$63.71	$53.67	19%
Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,682	2,451	9%	2,785	2,431	15%
Average Sales Price ($/boe)	$44.41	$48.46	-8%	$48.14	$47.57	1%

Wells Drilled
Gross	17.0	17.0	0%	37.0	21.0	76%
Net	6.3	7.4	-15%	14.9	10.6	41%
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. Investors and shareholders are urged to read the Registration Statements, the Schedule TO and any other relevant documents that have been filed or that will be filed with the SEC in connection with Canadian Superior’s offer to purchase the outstanding common shares of Canada Southern. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

DOCUMENT 5

For Immediate Release	August 16, 2006
CANADIAN SUPERIOR ENERGY INC. ANNOUNCES MANAGEMENT APPOINTMENTS
CALGARY, ALBERTA — (CCNMatthews – August 16, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”; “the Company”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta is pleased to announce today the appointments of Mr. Neil Dore as Vice President, Western Canada Operations, and Mr. Roger Harman as Chief Financial Officer (“CFO”).
Mr. Dore is a professional Engineer with over 16 years of diverse experience in the oil and gas business, including having spent the past five years with Canadian Superior, most recently as the Company’s General Manager of Western Canada Operations, where Mr. Dore has been involved in most areas of the upstream oil and gas business, including drilling, completions, reservoir, A&D, facilities, regulatory, operations and management of HS&E programs. Throughout his career, Mr. Dore has worked for both major and junior oil and gas companies, including Amerada Hess Corp., Crestar Energy, Canadian 88 Energy Corp., Murphy Oil Corp. and Canadian Superior.
Mr. Dore holds a Bachelor of Science Degree (Honors) in Petroleum Engineering from the Montana College of Mineral Science and Technology, Butte, Montana, and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA). Mr. Dore will report to Mr. Leigh Bilton, Canadian Superior’s Executive Vice President.
Mr. Harman has over 30 years of extensive experience in the oil and gas industry, including Financial, Marketing, Joint Venture and Production Accounting, and is a Certified Management Accountant (CMA), having acquired his CMA in 1987. Prior to joining Canadian Superior in June 2003, as Manager, Revenues & Marketing, Mr. Harman held senior management positions with a number of public companies, including AltaGas Services, TXU Energy Trading Canada, Promark Marketing Limited and Canadian 88 Energy Corp.
Mr. Harman will report to Mr. Mike Coolen, Canadian Superior’s President and Chief Operating Officer. Mr. Ross Jones, former CFO, is no longer with the Company.
Speaking in Calgary today, Mike Coolen, Canadian Superior’s President and Chief Operating Officer, said, “Both Neil and Roger bring a wealth of industry experience and valuable in-house Canadian Superior experience and knowledge of our assets to these senior management positions. This provides additional depth and continuity to the Company as we continue to build on the hard work and solid foundation Canadian Superior has developed over the past several years. We are very excited about the future and how well Canadian Superior is positioned to grow shareholder value through the “drill-bit” in Canada and in Trinidad and Tobago and look forward to Neil’s and Roger’s ongoing contributions to the Company’s success. I also wish to recognize Mr. Jones’ contribution to the Company and wish him every success in his future endeavors.”
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova

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Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.
This news release contains forward-looking information on future production, project start-ups and the growth of shareholder value. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Superior Energy Inc.
(Registrant)

Date: August 16, 2006	By:	/s/ Michael Coolen Name: Michael Coolen
Title: President and Chief Operating Officer